Exhibit 12.1

Kaiser Aluminum Corporation

Computation of Ratio of Earnings to Fixed Charges

(In millions of dollars, except ratio of earnings to fixed charges)

	Six Months Ended June 30, 2012	Year Ended
		2011	2010	2009	2008	2007
Earnings:
Income (loss) from continuing operations before taxes and equity in (earnings) losses of unconsolidated affiliates	77.0	41.3	25.1	118.6	(91.3)	182.4
Fixed Charges	13.4	22.6	17.9	5.1	3.4	9.1
Interest capitalized	(1.1)	(1.3)	(2.8)	(2.7)	(0.3)	(3.1)
Amortization of interest capitalized	0.3	0.6	0.5	0.3	0.2	0.2

Earnings	89.6	63.2	40.7	121.4	(88.0)	188.5

Fixed Charges:
Interest expense, including amortization of discounts, debt issuance costs and interest component of rent expense	10.6	18.0	11.8	—	1.0	4.3
Interest capitalized	1.1	1.3	2.8	2.7	0.3	3.1
Portion of rental representative of interest	1.7	3.3	3.3	2.4	2.1	1.7

Fixed charges	13.4	22.6	17.9	5.1	3.4	9.1

Ratio of earnings to fixed charges	6.7	2.8	2.3	23.6	(25.9)	20.8
Deficiency of earnings to fixed charges	—	—	—	—	(91.4)	—